Management's Discussion and Analysis

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Words such as "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "project" and similar expressions suggesting future events or performance, as they relate to the Company, our management, or any affiliate of the Company, are intended to identify forward-looking statements. Specifically, such forward-looking statements in this MD&A include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent annual information form ("AIF") filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, changing environmental regulations, the ability to attract and retain business partners, the success of our business partners and original equipment manufacturers with whom we partner, future levels of government funding and incentives, competition from other technologies, price differential between natural gas and liquefied petroleum gas relative to petroleum-based fuels, limitations on our ability to protect our intellectual property, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements except as required by applicable legislation.

Management's Discussion and Analysis

BASIS OF PRESENTATION

This Management’s Discussion and Analysis ("MD&A") for Westport Fuel Systems Inc. ("Westport Fuel Systems", the "Company", "we", "us", "our") for the three and six months ended June 30, 2018 provides an update to our annual MD&A dated March 22, 2018 for the fiscal year ended December 31, 2017. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2017 and our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2018. Our condensed consolidated interim financial statements (the "interim financial statements") have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of August 9, 2018.

Additional information relating to Westport Fuel Systems, including our AIF and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Westport Fuel Systems is a global company focused on engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. Our diverse and complete product offering sold under established global brands addresses a broad range of alternative fuels, which have environmental and economic advantages, including liquid petroleum gas (“LPG”), compressed natural gas ("CNG"), liquid natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen which have environmental and economic advantages. We supply our products and services through a global network of distributors and numerous original equipment manufacturer ("OEM") and delayed OEM ("DOEM") and we have customers in more than 70 countries. Today, our products and services are available for the passenger car and light-, medium- and heavy-duty, high horsepower, cryogenics, and hydrogen applications.

We are leveraging our market-ready products, engineering and technology expertise, scale, customer base, and global sales and distribution networks to continue growing market share; a strategy we believe will lead to a stronger financial position. In addition to our significant operational competency in well-established transportation markets, our investment in new technologies is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position.

During 2017, we reached a significant milestone with the shipment of the first commercial Westport High Pressure Direct Injection 2.0 ("Westport HPDI 2.0™") components to our European OEM launch partner. Our fully integrated Westport HPDI 2.0™ system matches the power, torque, and fuel economy benefits found in a true diesel compression ignition engine but powered by natural gas, resulting in reduced greenhouse gas emissions, and the capability to cost-effectively run entirely on renewable fuels. Increased production of the Westport HPDI 2.0™ system is anticipated to continue with our OEM launch partner.

In December 2017, the Company announced it had signed a non-binding memorandum of understanding ("MOU") with Weichai Power Co. Ltd. ("Weichai Power"). This MOU sets the framework for finalizing the development, marketing, and commercialization of the “Westport HPDI 2.0™” technology in China. Negotiations continue but a final agreement has not yet been signed.

Westport Fuel Systems has a compelling value proposition. We have a wide range of brands and products for diverse applications and markets; we offer market-ready solutions for global environmental challenges; and we occupy a premier technology leadership position in natural gas. We are building a sustainable, profitable company that delivers value to customers, shareholders, employees, and the environment.

Cummins Westport Inc. ("CWI"), our 50:50 joint venture with Cummins, Inc. ("Cummins"), had income before income taxes of $58.3 million for the year ended 2017. The recent tax reform in the United States has benefited, and is expected to continue to benefit CWI in 2018 and future years due to the lower corporate tax rate, despite resulting in a $13.4 million tax charge in 2017 due to a related valuation adjustment to deferred tax assets. As expected, CWI had lower revenues in Q1 2018 but rebounded strongly in Q2 2018 with income before income taxes of $20.7 million as compared to $3.3 million in Q1 2018.

Management's Discussion and Analysis

Westport Fuel Systems earned a positive $8.6 million of Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA", see Non-GAAP Measures section in this MD&A) during the quarter ended June 30, 2018. Strong earnings from CWI, increased revenues and decreased research and development expenses from the Transportation segment all contributed to the performance.

During Q2 2018, the Company announced its intention to sell its CNG Compressor business for €12.5 million subject to certain customary adjustments at closing. The assets and liabilities of the CNG Compressor business are disclosed in the Company's interim financial statements and MD&A as held for sale. The revenues and expenses of this division for the current and prior quarters are classified as discontinued operations. The transaction closed on July 25, 2018 resulting in gross proceeds of €12.3 million (approximately $14.4 million) with a €0.5 million holdback to be released upon fulfillment of an independent audit process to be completed within 30 business days of the closing.

We continue to co-operate with the SEC's requests for information regarding our Weichai Westport Inc. investment and compliance with the FCPA and securities law related to disclosures in SEC filings. Legal costs increased significantly during Q2 2018. See the Regulatory Compliance section for additional details.

Management's Discussion and Analysis

LIQUIDITY AND GOING CONCERN

In connection with preparing financial statements for each annual and interim reporting period, management of the Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At June 30, 2018, the Company's net working capital was $62.6 million including cash and cash equivalents of $51.2 million, and its long-term debt, including the royalty payable, was $69.1 million, of which $12.8 million matures during the remainder of 2018. The Company has incurred a loss from continuing operations of $18.3 million and negative cash flows from continuing operating activities of $14.9 million for the six months ended June 30, 2018, and has accumulated a deficit of $986.0 million since inception. In the course of 2017, the Company completed significant non-core asset sales and a capital increase, which allowed repayment of long-term debt due, and increased the Company’s cash available to fund future operations. The Company continues to work towards its goals of increasing revenues and reducing expenditures, which management expects will improve results from operations and operating cash flows in 2018. In particular, with the Westport HPDI 2.0™ product now in production, the Company's engineering and development spend and the associated capital expenditures on this product has decreased significantly in 2018 and this reduction has improved cash flows. Evidence of the Company's improved profitability was seen during the three months ended June 30, 2018. In addition, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize assets or continue to hold or invest in these assets. Connected with this activity of assessing its non-core assets, the Company announced the closing of its sale of the CNG Compressor business on July 25, 2018, which resulted in gross proceeds of approximately $14.4 million (€12.3 million) with a €0.5 million holdback to be released upon fulfillment of an independent audit process to be completed within 30 business days of the closing.

Management believes that the cash on hand at June 30, 2018 and the improvements to the operations expected for 2018 and beyond will provides the cash flow necessary to fund operations over the next year to August 2019. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company's ability to generate positive results from operations and cash flows or on its ability to raise additional financings to fund future operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments may be required to the carrying value of its assets and liabilities in the accompanying financial statements and such adjustments could be material.

Operating Segments

Effective January 2018, commensurate with the commercial launch of Westport HPDI 2.0™, the Company restructured its business segments to allow for further integration of product offerings. The Westport HPDI 2.0™ product line and all other technology related activities previously reported under the Corporate & Technology segment have been combined with the Automotive business segment and renamed Transportation.

Under the new organization structure, the Company manages and reports the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate. This change reflects the manner in which operating decisions and the assessment of business performance is currently managed by the Company. All comparative figures presented have been revised to reflect this change.

The financial information for the Company’s business segments evaluated by the Company includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated matters.

Management's Discussion and Analysis

Transportation Business Segment

Westport Fuel Systems' Transportation segment designs, manufactures, and sells alternative fuel systems and components for transportation applications.  Our diverse product offerings are sold under established global brands and include a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. We supply our products and services through a global network of distributors and numerous OEMs and delayed OEMs operations in more than 70 countries. Today, our products and services are available for passenger cars, light-, medium- and heavy-duty trucks, high horsepower, cryogenics, and hydrogen applications.

The Transportation group includes the Westport HPDI 2.0™ product line, technologies such as high efficiency spark ignited (“HESI”) and electronics, current and advanced research and development programs, supply chain, and product planning activities.

As noted above, an agreement to sell the CNG Compressor business was announced during Q2 2018, and as a result, the revenues and expenses related to this business have been recorded in discontinued operations for the current and prior quarters.

Cummins Westport Inc. ("CWI") Joint Venture

CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), serves the medium- and heavy-duty on-highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.

Westport Inc. ("WWI") Joint Venture

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is currently the registered holder of a 23.33% equity interest in Weichai Westport Inc. (“WWI”). Previously, the Company held a 35% indirect equity interest in WWI. However, in April, 2016 the company sold to Pangaea Two Acquisition Holdings XIV, LLC and Pangaea Two Acquisition Holdings Parallel XIV, LLC (collectively, the  “Cartesian Entities”) a derivative economic interest granting the Cartesian Entities the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted Pangaea Two Management, LP (an additional entity related to the Cartesian Entities) an option to acquire all of the equity securities of Westport HK for a nominal amount.  The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised.  Then in August of 2016 the Company sold an aggregate 11.67% equity interest in the WWI joint venture for gross proceeds of 48.2 million RMB (approximately US$7.2 million)  to Weichai Holding Group Co., Ltd. (to which the Company sold a 6.42% equity interest) and Guanya (Shanghai) Private Equity Partnership (Limited Partnership) (“Guanya”) (to which the Company sold a 5.25% equity interest).  Previous public disclosures of this transaction by the Company referred to Guanya as either “an additional undisclosed purchaser” or, inadvertently, as “Weichai Power Co., Ltd.”, which was not a party to the transaction but instead was a limited partner of Guanya.  The company’s 23.33% equity interest in WWI remains held by the Company’s subsidiary, Westport HK. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

Management's Discussion and Analysis

Corporate Business Segment
The Corporate business segment is responsible for public company activities, corporate oversight and general administrative duties, as well as R&D expenses relating to the protection of the Company's intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three and six months ended June 30, 2018 and June 30, 2017.

Selected Consolidated Statements of Operations Data

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
		(Adjusted, Note 1)		(Adjusted, Note 1)
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue	$80.5	$58.6	$144.3	$115.9
Gross margin	$21.7	$15.3	$36.4	$32.6
GM %	27%	26%	25%	28%
Net loss from continuing operations	$(5.7)	$(13.4)	$(18.3)	$(25.9)
Net income (loss) from discontinued operations	$0.8	$45.6	$(0.9)	$45.6
Net loss	$(4.9)	$32.3	$(19.2)	$19.8
Net income (loss) per share - basic and diluted	$(0.04)	$0.29	$(0.15)	$0.18
Weighted average shares outstanding - basic and diluted	131,946,818	110,462,019	131,836,351	110,317,330

(1)    With effect from the second quarter 2018, the Company's CNG Compressor business has been reclassified as discontinued operations. See Note 5 in the interim financial statements.

The following table sets forth a summary of our financial position as at June 30, 2018 and December 31, 2017:

Selected Balance Sheet Data

	June 30, 2018	December 31, 2017
(expressed in millions of United States dollars)
Cash and short-term investments, including $2.5 million of restricted cash	$51.2	$71.8
Total assets	289.0	313.6
Debt, including current portion	50.6	54.4
Royalty payable, including current portion	18.5	19.0
Total liabilities	188.9	195.6
Shareholders' equity	100.1	118.0

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION (continued):

The following table sets forth a summary of the financial results of CWI for the three and six months ended June 30, 2018, compared to the three and six months ended June 30, 2017.

Selected CWI Statements of Operations Data

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
(expressed in millions of United States dollars)
Total revenue	$86.9	$79.5	$139.1	$150.2
Gross margin	29.5	28.6	42.7	50.3
GM %	33.9%	36.0%	30.7%	33.5%
Net income before income taxes	20.7	16.5	24.0	21.7
Income tax expense	5.2	5.8	5.5	7.6
Net income	15.5	10.6	18.5	14.1
Net income attributable to the Company	7.8	5.3	$9.3	$7.1

CWI revenue in the first quarter of 2018 was negatively impacted by pre-buy activities in the fourth quarter of 2017 in advance of the requirement for on-board diagnostic compliant engines commencing in 2018.

Management's Discussion and Analysis

RESULTS FROM OPERATIONS

The following tables summarize results by segment for the three and six months ended June 30, 2018 compared to the three and six months ended June 30, 2017.

The 2017 comparative periods have been revised to reflect the change in business segments previously discussed in the Operating Segments section and reflect the reclassification of the CNG Compressor business to discontinued operations.

Revenue

Total consolidated revenues from continuing operations for the three months ended June 30, 2018 increased by $21.9 million or 37% from $58.6 million in 2017 to $80.5 million in 2018.

Total consolidated revenues from continuing operations for the six months ended June 30, 2018 increased by $28.4 million or 25% from $115.9 million in 2017 to $144.3 million in 2018.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six Months Ended June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Transportation	$80.5	$58.6	$21.9	37%	$144.3	$115.9	$28.4	25%
CWI	86.9	79.5	7.4	9%	139.1	150.2	(11.1)	(7)%
Total segment revenues	$167.4	$138.1	$29.3	21%	$283.4	$266.1	$17.3	7%
Less: equity investees' revenues	86.9	79.5	7.4	9%	139.1	150.2	(11.1)	(7)%
Total consolidated revenues	$80.5	$58.6	$21.9	37%	$144.3	$115.9	$28.4	25%

Transportation revenue for the three and six months ended June 30, 2018 was $80.5 million and $144.3 million compared with $58.6 million and $115.9 million for the three and six months ended June 30, 2017, respectively. The primary reasons for the increase were strong sales in our aftermarket, OEM and DOEM business, sales from our newly released Westport HPDI 2.0™ product, and an increase in the Euro compared to the US dollar, offset by a decrease in service revenue recognized on completion of projects in 2017.

CWI revenue for the three and six months ended June 30, 2018 was $86.9 million and $139.1 million, respectively compared with $79.5 million and $150.2 million for the three and six months ended June 30, 2017, respectively. Unit sales for the three and six months ended June 30, 2018 were 2,124 and 2,941 compared to 2,037 and 3,777 for the three and six months ended June 30, 2017, respectively. The decrease in unit sales in the first quarter of 2018 resulted from pre-buy activities in the fourth quarter of 2017 in advance of the 2018 on-board diagnostic compliant engines.

Within total CWI revenue, parts revenue for the three and six months ended June 30, 2018 was $21.3 million and $44.7 million compared with $20.0 million and $39.7 million for the three and six months ended June 30, 2017, respectively, due to the cumulative increase in natural gas engine population in service.

Management's Discussion and Analysis

Gross Margin for the three months ended June 30, 2018

Total consolidated gross margin for the three months ended June 30, 2018 increased by $6.4 million or 42% from $15.3 million in 2017 to $21.7 million in 2018.

The following table presents gross margin by segment for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

(expressed in millions of U.S. dollars)

	Three months ended June 30, 2018	% of Revenue	Three months ended June 30, 2017	% of Revenue	Change
					$	%
Transportation	$21.7	27%	$15.3	26%	$6.4	42%
CWI	29.5	34%	28.6	36%	0.9	3%
Total segment gross margin	$51.2	31%	$43.9	32%	$7.3	17%
Less: equity investees' gross margin	29.5	34%	28.6	36%	0.9	3%
Total consolidated gross margin	$21.7	27%	$15.3	26%	$6.4	42%

Transportation gross margin increased by $6.4 million to $21.7 million, or 27% of revenue, for the three months ended June 30, 2018 compared to $15.3 million, or 26% of revenue for the three months ended June 30, 2017. The increase in gross margin and the gross margin percentage is due to higher sales from our aftermarket, OEM and DOEM businesses offset somewhat by lower gross margins due to the launch of the Westport HPDI 2.0™ business and a decrease in engineering service revenue with the Company's launch customer.

CWI gross margin increased by $0.9 million to $29.5 million, or 34% of revenue for the three months ended June 30, 2018 from $28.6 million or 36% of revenue for the three months ended June 30, 2017. The increase in total gross margin, and simultaneous decrease to gross margin percentage of total revenue in 2018 is due to product mix and net warranty adjustments.

For the three months ended June 30, 2018, CWI recorded a favorable positive net warranty adjustment of $3.7 million compared to a favorable positive net warranty adjustment of $2.5 million for the three months ended June 30, 2017. Excluding the warranty adjustments, gross margin for the three months ended June 30, 2018 would have been $25.8 million or 30% of revenue, compared to $26.1 million or 33% of revenue for the three months ended June 30, 2017.

Management's Discussion and Analysis

Gross Margin

Total consolidated gross margin for the six months ended June 30, 2018 increased by $3.8 million or 12% to $36.4 million in 2018 from $32.6 million for the comparative period in 2017.

The following table presents gross margin by segment for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

(expressed in millions of U.S. dollars)

	Six months ended June 30, 2018	% of Revenue	Six months ended June 30, 2017	% of Revenue	Change
					$	%
Transportation	$36.4	25%	$32.6	28%	$3.8	12%
CWI	42.7	31%	50.3	33%	(7.6)	(15)%
Total segment gross margin	79.1	28%	82.9	31%	(3.8)	(5)%
Less: equity investees' gross margin	42.7	31%	50.3	33%	(7.6)	(15)%
Total consolidated gross margin	$36.4	25%	$32.6	28%	$3.8	12%

Transportation gross margin increased by $3.8 million to $36.4 million, or 25% of revenue, for the six months ended June 30, 2018 compared to $32.6 million, or 28% of revenue for the six months ended June 30, 2017. The increase in gross margin is due to higher sales from our aftermarket, OEM and DOEM businesses offset by lower gross margins due to the launch of the Westport HPDI 2.0™ business and a decrease in engineering service revenue with the Company's launch customer.

CWI gross margin decreased by $7.6 million to $42.7 million, or 31% of revenue from $50.3 million or 33% of revenue in the prior year period. The decrease in gross margin and gross margin percentage is due to lower revenues from lower unit sales. Net warranty adjustments for the six months ended June 30, 2018 was a favorable $1.2 million compared to a favorable $5.2 million for the six months ended June 30, 2017. Excluding this adjustment, gross margins for the six months ended June 30, 2018 would have been $41.5 million or 30% of revenue compared with $45.1 million of 30% of revenue for the six months ended June 30, 2017, respectively.

Management's Discussion and Analysis

Research and Development Expenses

The following table presents details of research and development (“R&D”) expense by segment, excluding equity investees, for the three and six months ended June 30, 2018 compared to the three and six months ended June 30, 2017:

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Transportation	$7.2	$13.6	$(6.4)	(47)%	$15.6	$25.2	$(9.6)	(38)%
Corporate	0.2	0.3	(0.1)	(33)%	0.4	0.6	(0.2)	(33)%
Total research and development	$7.4	$13.9	$(6.5)	(47)%	$16.0	$25.8	$(9.8)	(38)%

Transportation R&D expenses for the three and six months ended June 30, 2018 were $7.2 million and $15.6 million compared with $13.6 million and $25.2 million for the three and six months ended June 30, 2017, respectively. The decrease of $6.4 million and $9.6 million during the three and six months ended June 30, 2018, respectively compared to the three and six months ended June 30, 2017 was due to completion of various R&D programs as the Company launched its Westport HPDI 2.0™ product in the fourth quarter of 2017.

Corporate R&D expenses for the three and six months ended June 30, 2018 were $0.2 million and $0.4 million, compared to $0.3 million and $0.6 million for the three and six months ended June 30, 2017, respectively. The Corporate R&D expenses relate to costs associated with protecting the Company’s intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

Management's Discussion and Analysis

Selling, General and Administrative Expenses

The following table presents details of selling, general and administrative (“SG&A”) expense by segment, excluding equity investees, for the three and six months ended June 30, 2018 compared to the three and six months ended June 30, 2017:

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Transportation	$10.0	$9.8	$0.2	2%	$18.8	$20.2	$(1.4)	(7)%
Corporate	8.3	5.9	2.4	41%	13.6	10.5	3.1	30%
Total selling, general and administrative	$18.3	$15.7	$2.6	17%	$32.4	$30.7	$1.7	6%

Transportation SG&A expenses for three and six months ended June 30, 2018 were $10.0 million and $18.8 million compared with $9.8 million and $20.2 million for the three and six months ended June 30, 2017, respectively. SG&A expenses decreased because of restructuring activities that took place during 2017. This was offset by the appreciation of the Euro and the Canadian dollar.

Corporate SG&A expenses for the three and six months ended June 30, 2018 were $8.3 million and $13.6 million compared with $5.9 million and $10.5 million for the three and six months ended June 30, 2017, respectively. The Company incurred $2.5 million and $3.4 million in legal costs, net of expected insurance recoveries, related to the ongoing SEC investigation for the three and six months ended June 30, 2018, respectively. Corporate SG&A expenses were also impacted by the appreciation of the Canadian dollar, which strengthened in 2018 compared to 2017. These costs were offset by lower stock based compensation in 2018.

Management's Discussion and Analysis

Restructuring costs recognized for the three and six months ended June 30, 2018 were $0.2 million and $0.8 million compared to a recovery of $1.6 million and an expense of $0.1 million for the three and six months ended June 30, 2017, respectively. Restructuring costs in 2018 related to charges from a reduction in workforce in Italy. The recovery during the second quarter of 2017 was due to a $4.4 million change in estimate relating to the termination of a lease commitment in Vancouver, Canada. The termination and other exit costs recorded for the three and six months ended June 30, 2017 were $2.8 million and $4.5 million, respectively, due to reductions in workforce in Canada, Italy and Argentina.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. We recognized foreign exchange losses of $5.2 million for both the three and six months ended June 30, 2018 compared to a foreign exchange loss of $1.0 million and a gain of $0.6 million in the comparative periods primarily due to movements in the Canadian dollar and Euro relative to the U.S. dollar.

Depreciation and amortization for the three and six months ended June 30, 2018 amounted to $4.1 million and $8.3 million compared with $3.6 million and $7.2 million for the three and six months ended June 30, 2017, respectively. The increase is due to the depreciation of fixed assets related to the Westport HPDI 2.0™ business in 2018. The amount included in cost of product revenue for the three and six months ended June 30, 2018 was $1.9 million and $3.7 million compared with $1.2 million and $2.4 million for the three and six months ended June 30, 2017, respectively.

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
CWI - 50% interest	$7.8	$5.3	$9.3	$7.0

Interest on long-term debt and amortization of discount

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Term loan facility - 9% per quarter	0.5	—	1.0	—
Senior financing facilities	0.2	0.2	0.3	0.3
Convertible note - 9% per annum	0.4	0.4	0.8	0.8
Royalty payable and other amortization of discount and interest expense	1.1	5.5	2.0	7.4
Canadian debentures (repaid in 2017)	$—	$1.1	$—	$1.9
Total interest on long-term debt and royalty payable	$2.2	$7.2	$4.1	$10.4

Interest on long-term debt and royalty payable for the three and six months ended June 30, 2018 was $2.2 million and $4.1 million compared to $7.2 million and $10.4 million for the three and six months ended June 30, 2017. Interest expense has decreased due to lower total debt owed by the Company and non-recurrence of the additional finance charges resulting from prepayments of royalty payable in 2017 which have not been repeated in 2018 to date.

Income tax expense for the three and six months ended June 30, 2018 was $0.1 million and $1.0 million compared to a a recovery of $4.0 million and $4.8 million for the three and six months ended June 30, 2017, relating to the use of tax losses to offset the tax expense related to the gain on sale of Industrial assets recorded in net income from discontinued operations.

Management's Discussion and Analysis

Discontinued operations. As discussed in note 5 in the interim financial statements, during the second quarter of 2017, the Company announced and then completed the sale of substantially all of the former Industrial business segment (excluding the electronics and high pressure product lines); in addition, in the second quarter of 2018, the Company announced the sale of its CNG Compressor business, which was completed on July 25, 2018 and the Company expects to record a related gain on disposal in its third quarter 2018 interim financial statements. As a result, these businesses have been reclassified to discontinued operations in the respective interim financial statements.

Management's Discussion and Analysis

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This "Capital Requirements, Resources and Liquidity" section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the "Forward Looking Statements" and "Basis of Presentation" sections of this MD&A, which discusses forward-looking statements and the "Business Risks and Uncertainties" section of this MD&A and of our AIF.

Our cash, cash equivalent and short-term investments position has decreased by $4.1 million during the second quarter of 2018 from $55.2 million at March 31, 2018 and decreased by $20.7 million during the first six months of 2017 from $71.8 million at December 31, 2017. The decrease is primarily the result of cash used in operations, capital expenditures, and the repayment of certain lines of credit and interest on long-term debt. Cash and cash equivalents consist of guaranteed investment certificates, term deposits, bankers acceptances with maturities of 90 days or less when acquired, and restricted cash. The Company's cash, cash equivalent and short-term investments as of June 30, 2018 do not include proceeds received subsequent to quarter end from the sale of the CNG Compressor business of approximately $14.4 million (€12.3 million).

While the Company incurred significant recurring losses and negative cash flows for the first quarter of 2018 and for 2017 and prior years, the Company continues to work towards its goals of increasing revenues and reducing expenditures, which management expects will allow achievement of significantly improved operating cash flows for the remainder of 2018. In particular, with the Westport HPDI 2.0™ product now in production, the engineering and development spend and the associated capital expenditures on this product has decreased significantly in 2018 and this reduction will improved cash flows. See the Business Overview and General Developments section in the MD&A for further discussion on liquidity and going concern.

The Company has sustained net losses since inception, and as at June 30, 2018 has an accumulated deficit of $986.0 million. The Company's ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing and its ability to raise cash through the sale of assets while in pursuit of operating profitability. There can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of June 30, 2018, improving profitability and its ability to find new sources of financing, provide sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying condensed consolidated interim financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Cash Flow from Operating Activities
For the three months ended June 30, 2018, our net cash flows used in operating activities of continuing operations was $2.0 million, a decrease of $10.5 million from the net cash flows of $12.5 million used in operating activities in the three months ended June 30, 2017. The improvement in cash flow is primarily due to improved operations and working capital management, offset by higher legal expenses.
Cash Flow from Investing Activities
For the three months ended June 30, 2018, our net cash flows received in investing activities of continuing operations was $5.6 million compared to cash outflows of $9.2 million for the three months ended June 30, 2017. Capital expenditures decreased from $11.0 million in the three months ended June 30, 2017 to $1.7 million for the three months ended June 30, 2018 with the launch of the Company's Westport HPDI 2.0™ product in Q4 2017. In addition, cash flow from investing activities benefited from a change in the dividend policy in CWI during Q2 2018, from quarterly payments to monthly payments.
Cash Flow from Financing Activities
For the three months ended June 30, 2018, our net cash flows used in financing activities from continuing operations was $2.0 million compared to $9.9 million for the three months ended June 30, 2017. In the second quarter of 2017, the Company made a $9.7 million repayment to Cartesian for the royalty payable, which included their rights to 15% of the proceeds from asset sales.
Cash Flow from Discontinued Operations
For the three months ended June 30, 2018, our net cash flows from discontinued operations used was $2.3 million primarily for severance and other expenses related to the sale of the Industrial business in 2017 and use of working capital from the CNG Compressor business.

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$93.0	$93.0	$93.0	$—	$—	$—
Long-term debt, principal, (1)	50.6	50.6	6.2	14.8	29.6	—
Long-term debt, interest (1)	—	11.5	2.9	7.1	1.5	—
Long-term royalty payable (2)	18.5	32.8	4.7	13.9	7.5	6.8
Operating lease commitments	—	14.9	6.3	6.2	2.2	0.1
	$162.1	$202.8	$113.1	$42.0	$40.8	$6.9

(1) For details of our long-term debt, principal and interest, see note 12 in the interim financial statements.

(2) For additional information on the long-term royalty payable, see note 13 of the interim financial statements.

SHARES OUTSTANDING

For the three months ended June 30, 2018 and June 30, 2017, the weighted average number of shares used in calculating the loss per share was 131,946,818 and 110,462,019, respectively. The Common Shares and Share Units outstanding and exercisable as at the following dates are shown below:

	June 30, 2018	August 8, 2018
	Number	Number

Common Shares outstanding	132,470,118	132,481,304
Share Units
Outstanding	2,983,953	2,972,767
Exercisable	2,511,951	2,500,765

Management's Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim financial statements are prepared in accordance with U.S. GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. The Company's accounting policies are described in Note 3 to our year ended December 31, 2017 annual consolidated financial statements. There have been no significant changes in accounting policies applied to the June 30, 2018 interim financial statements except for the adoption of new accounting standards as discussed in note 4 to our interim financial statements. Adoption of these new standards did not materially impact the Company. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting for CWI as a variable interest entity, warranty liability, revenue recognition, inventories, property, plant and equipment, long-term royalty payable, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in note 3 of our fiscal year ended December 31, 2017 annual consolidated financial statements and our 2017 annual Management and Discussion analysis, issued on March 22, 2018.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in note 4 to the notes to the condensed consolidated interim financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the six months ended June 30, 2018, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

REGULATORY COMPLIANCE

As disclosed in the Company’s previous management discussion and analysis filings, on June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its Weichai Westport Inc. joint venture and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China.  The SEC Enforcement Division issued follow up subpoenas on February 14, 2018, June 25, 2018, and August 2, 2018. Westport Fuel Systems is cooperating with these requests and cannot predict the duration, scope or outcome of the SEC's investigation. To date our management has devoted significant time and attention to these matters, and we may be required to devote even more time, attention and financial resources to these matters in the future. The SEC’s investigation and our requirements in response thereto could have a material adverse impact on our results of operations, financial condition, liquidity and cash flows. While we cannot estimate our potential exposure, if any, in these matters at this time, we have already expended significant amounts investigating and responding to the subpoenas in respect of this investigation, including funding the expense of independent legal representation, and expect to continue to need to expend significant amounts to respond to the SEC investigation. During the quarter ended June 30, 2018 we recorded expenses related to the SEC investigation of $2.5 million, net of expected insurance recoveries and to date have recorded aggregate net expenses related to such investigation of $5.3 million. Although we maintain insurance that may provide coverage for some of these expenses, and we have given notice to our insurers of the matter, there is a risk that certain of the expenses and costs relating to such SEC investigation will not be covered by such policies. In the event of future proceedings arising out of the SEC investigation, to the extent covered, our ultimate liability may possibly exceed the available insurance.

RISK FACTOR

Any determination that the Company’s operations or activities are not, or were not, in compliance with the FCPA and/or other U.S. securities laws may result in significant civil and criminal fines, as well as criminal conviction, which could disrupt the Company’s business and cause it to suffer civil and criminal financial penalties and other sanctions, which may have a material adverse impact on its business, financial condition, and results of operations.

Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on factors such as the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

The Company has modified information from all prior quarters to exclude the financial results of the CNG Compressor business which has been recorded as discontinued operations with effect from the second quarter of 2018.

Selected Consolidated Quarterly Operations Data (1)

Three months ended (1)	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18	30-Jun-18
(expressed in millions of United States dollars except for per share amounts)				(1)		(2)
Total revenue	$52.2	$54.5	$57.3	$58.6	$56.4	$57.5	$63.8	$80.5
Cost of product and parts revenue	$44.5	$42.9	$39.9	$43.4	$42.7	$43.5	$49.2	$58.8
Gross margin	$7.7	$11.6	$17.4	$15.2	$13.7	$14.0	$14.6	$21.7
Gross margin percentage	14.8%	21.3%	30.4%	25.9%	24.3%	24.3%	22.9%	27.0%
Net income (loss) from continuing operations	$(34.2)	$(45.5)	$(12.5)	$(13.4)	$(16.2)	$(20.8)	$(12.6)	$(5.7)
Net income (loss)	$(33.5)	$(43.2)	$(12.5)	$32.3	$(15.6)	$(14.2)	$(14.2)	$(4.9)
EBITDA (3)	$(26.2)	$(34.2)	$(6.3)	$(7.5)	$(11.1)	$(14.3)	$(5.5)	$0.2
Adjusted EBITDA (4)	$(10.9)	$(11.7)	$(4.0)	$(5.3)	$(5.7)	$(4.9)	$(3.5)	$8.6
CWI net income attributable to the Company (2)	$2.8	$0.8	$1.8	$5.3	$5.8	$(0.4)	$1.5	$7.8
Earnings (loss) per share
Basic and diluted	$(0.31)	$(0.43)	$(0.11)	$0.29	$(0.12)	$(0.14)	$(0.11)	$(0.04)

(1) During the second quarter of 2017, the Company completed the sale of non-core assets from its Industrial business unit and recognized a gain on sale of assets of $58.3 million.

(2) During the fourth quarter of 2017, CWI recorded a tax charge of $13.4 million due to US tax reform. This reduced the Company's income from investments by $6.7 million. Excluding this tax charge, the net loss from continuing operations would have been $12.5 million and the net loss for the period would have been $7.5 million.

(3) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(4) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments that the Company deems to be non-recurring in nature. See non-GAAP measures for more information.

Management's Discussion and Analysis

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18	30-Jun-18
Income (loss) before income taxes from continuing operations	$(34.0)	$(41.9)	$(13.3)	$(17.3)	$(15.8)	$(20.7)	$(11.7)	$(5.6)
Interest expense, net (1)	3.2	4.3	3.4	6.3	0.9	2.5	2.1	1.7
Depreciation and amortization	4.6	3.4	3.6	3.5	3.8	3.9	4.2	4.1
EBITDA	$(26.2)	$(34.2)	$(6.3)	$(7.5)	$(11.1)	$(14.3)	$(5.4)	$0.2

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and amortization of discount.

EBITDA improved from a loss of $5.4 million for the three months ended March 31, 2018 to income of $0.2 million for the three months ended June 30, 2018. The change is primarily due to higher CWI income, higher revenues, and lower operating expenses offset by foreign exchange losses.

Management's Discussion and Analysis

Non-GAAP Measures (continued):

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows. Adjusted EBITDA includes the Company's share of income from joint ventures.

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments that the Company deems to be non-recurring in nature. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. Westport Fuel Systems compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18	30-Jun-18
EBITDA	$(26.2)	$(34.2)	$(6.3)	$(7.5)	$(11.1)	$(14.3)	$(5.4)	$0.2
Stock based compensation	2.9	1.2	1.1	3.1	2.1	0.7	0.3	1.4
Unrealized foreign exchange (gain) loss	(7.1)	8.1	(1.6)	1.0	2.5	(1.3)	—	5.2
Asset impairment	—	2.7	—	—	—	0.6	—	—
Inventory impairment from product line closure	4.3	1.3	—	—	—	—	—	—
Bargain purchase gain	—	7.1	—	—	—	—	—	—
Merger and financing costs	0.4	—	—	—	—	—	—	—
Amortization of fair value inventory adjustment recorded on acquisition	1.0	—	—	—	—	—	—	—
(Gain) loss on sale of investments	(3.9)	(0.3)	—	—	—	—	—	—
Restructuring, termination and other exit costs	17.5	1.5	1.6	(1.6)	(0.1)	1.8	0.6	0.2
CWI US tax adjustment	—	—	—	—	—	6.7	—	—
Legal costs associated with SEC investigation	—	—	—	—	0.9	0.9	0.9	2.5
Other	0.2	0.9	1.3	(0.3)	0.1	—	0.2	(0.9)
Adjusted EBITDA	$(10.9)	$(11.7)	$(4.0)	$(5.3)	$(5.7)	$(4.9)	$(3.4)	$8.6

Adjusted EBITDA improved from a loss of $3.4 million for the three months ended March 31, 2018 to income of $8.6 million for the three months ended June 30, 2018. The change is primarily due to higher CWI income, higher revenues, higher gross margin and lower operating expenses.